January 14, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission announcing the signing of a joint venture agreement between PLDT and Burgundy Asset Development Corporation to redevelop PLDT’s property along Malugay Street, Ayala Avenue, Makati City.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

14 January 2003	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release announcing the signing of a joint venture agreement between PLDT and Burgundy Asset Development Corporation to redevelop PLDT’s property along Malugay Street, Ayala Avenue, Makati City.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

14 January 2003

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release announcing the signing of a joint venture agreement between PLDT and Burgundy Asset Development Corporation to redevelop PLDT’s property along Malugay Street, Ayala Avenue, Makati City.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  14 January 2003

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release announcing the signing of a joint venture agreement between PLDT and Burgundy Asset Development Corporation to redevelop PLDT’s property along Malugay Street, Ayala Avenue, Makati City.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 14 January 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Pldt, Burgundy Sign Joint Venture Agreement

For Its Malugay Property In Makati City

MAKATI CITY, Philippines, January 14, 2003 – Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) and Burgundy Asset Development Corporation (Burgundy) today announced the signing of a joint venture agreement (the Agreement) to redevelop PLDT’s prime property along Malugay Street, located at west end of Ayala Avenue in Makati City. The 8,056 sq. meter property is considered a primary gateway to the Makati Central Business District (CBD)..

PLDT President, Manuel V. Pangilinan, and Burgundy CEO, Rogelio T. Serafica, signed the Agreement last Friday, 10th January 2003.

Burgundy is a major developer in the residential condominium industry having successfully built and sold over 5 high rise office and condominium units in less than 10 years. Among their projects are: Burgundy Westbay along Vito Cruz, One Burgundy Plaza and The Burgundy Place In Loyola Heights in Quezon City. Burgundy’s most recent project is the Burgundy Corporate Tower, along Senator Gil J. Puyat Avenue (Buendia) in Makati and is currently completing the Trans Pacific Place, a high rise condominium along Taft Avenue.

Under the Agreement, Burgundy will redevelop the property previously used as a warehouse/parking lot by PLDT and Smart, into a mixed-use commercial/high-rise residential development. In exchange for its property, PLDT will be given prime units in the development which is expected to be sold to a strong and growing target market that includes young professionals who work in the Makati CBD, including employees of the PLDT Group.

The project is located in an emerging area at the fringe of the Makati CBD. Prospective owners of the development will have the opportunity of owning quality condominium units with accessibility to the CBD without having to pay CBD prices.

The agreement with Burgundy reflects PLDT’s commitment to strengthen its business through rationalizing its real estate portfolio and optimizing the use of its resources and assets.

“We are committed to generating more value out of our existing assets and resources,” explained Mar Paguio, Head of PLDT’s Asset Protection and Management “We are carefully studying current utilization of our properties and facilities nationwide with the end in view of optimizing their potential. We are in discussions with other parties for our other properties.”

Based on initial discussions, the planned development will have three residential towers on top of a podium deck. The podium shall house retail and commercial spaces and provide first class amenities for the residential unit occupants such as a health and fitness center, a swimming pool, a helipad and an exclusive lounge, business center, internet and conference areas, to name a few.

The project is expected to start within the year and completed in three years.

xxx

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.